RECEIVED

2006 MAY 17 A 9:

OFFICE OF INTERNAT
CORPORATE

Tractebel Energia
SUEZ

Florianópolis, April 3rd, 2006.

CE DF-0010/2006

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

06013478

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

Please find enclosed the following documents translated form Portuguese to English:

- Announcement to Shareholders;
- Announcement of a Relevant Fact;
- Extaordinary, Ordinary General Shareholders' Meeting Convening Notice; and
- Comparative Chart Proposal for Amendments to the Corporate Bylaws.

These documents issued by Tractebel Energia's, which were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

cc.: Juliana Dager
The Bank Of New York

dlw 5/19

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)3221 7000 Fax: (48)3221 7001

Tractebel Energia
SUEZ

TBLE3 NOVO MERCADO BOVESPA BRASIL

Tractebel Energia S.A.

LISTED COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to the Shareholders of Tractebel Energia S.A. and to the market as a whole that the documents referred at the article No. 133 from Law No. 6,404, dated December 15th, 1976, with alterations introduced by Law No. 10,303, dated October 31st, 2001, related to the fiscal year ended on December 31st, 2005, are at your disposal at Company's Headquarters, located at Rua Antônio Dib Mussi No. 366, Centro, Florianópolis (SC). The referred documents are also available in the Company's website, at the www.tractebelenergia.com.br electronic address.

Florianópolis, March 20th, 2006
Marc Verstraete
Financial and Investors Relationship Director

ANNOUNCEMENT OF A RELEVANT FACT

Tractebel Energia S.A. announces to its shareholders and the market in general that Elétrica Jacuí S.A. – ELEJA has exercised its Second Purchase Option established in the project participation transfer contract. As a result, ELEJA has taken control of 100% of the Jacuí Project together with associated rights and duties.

ELEJA is a Special Purpose Company constituted by Riomaggiore Mineração Ltda. specifically to conclude the project. The transfer includes plant, property and rights that represent a substantial part of the assets necessary and/or appropriate for the implementation of the project. The construction of the Jacuí Project, consisting of a coal-fired thermoelectric power plant with an installed capacity of 350 MW, has been on hold since 1991.

As a result of the exercise of the Second Purchase Option, the Company will receive R$ 31,362,000 of which R$ 1,099,000 in the form of coal and R$ 30.263,000 in thirty-six consecutive, equal monthly installments indexed to the IGP-DI, payable as from March 29, 2010 or from the commercial operation date, whichever occurs first.

The profit before taxes of this transaction, including the write off of the special liabilities worth R$ 47,070,000, will be R$ 51,688,000.

On the same date, the parties terminated the Consortium Contract, under which Tractebel Energia S.A. undertook to provide ELEJA with advice on the development, implementation and commercial operation of projects similar to the Jacuí project.

Florianópolis, April 7 2006.

Marc Verstraete
Finance and Investor Relations Director

EXTRAORDINARY AND ORDINARY GENERAL SHAREHOLDERS' MEETING
CONVENING NOTICE

Pursuant to the legal and statutory provisions, the shareholders of **TRACTEBEL ENERGIA S.A.** are hereby invited to attend the Extraordinary and Ordinary General Meetings to be held cumulatively on April 26 2006 at 10:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, Capital of the state of Santa Catarina, with the following agenda:

1. EXTRAORDINARY GENERAL MEETING

1.1 Alteration of the following provisions in the Company's Bylaws:

a) Sole paragraph to Article 1; exclusion of section I of the sole paragraph to Article 13, with the renumbering of subsequent sections; caption sentence to Article 16 and its paragraphs with the inclusion of paragraph 4; caption sentence to Article 20; paragraph 2 of Article 21; sole paragraph of Article 29; caption sentence to Article 30; caption sentence to Article 32; exclusion of paragraph 2 of Article. 35, the existing paragraph 1 becoming the sole paragraph; caption sentence to Article 36 and its paragraphs; caption sentence to Article 37 and its paragraphs; caption sentence of Article 38; and the exclusion of Article 41, to adjust them to the changes arising from the Regulation for Bovespa's Novo Mercado;

b) Section XV to Article 19 and paragraphs 2 and 3 to Article 30, to provide for the mandatory raising of the semi-annual balance sheet by the Company and the powers of the Board of Directors to declare interim dividends based on the same; and

1.2 General Matters.

2. ORDINARY GENERAL MEETING

2.1 To receive the accounts of the management, to examine, discuss and vote the financial statements for the fiscal year ending December 31 2005;

2.2 To approve the allocation of the net profit for the fiscal year and the distribution of dividends;

2.3 To approve the employee profit and results sharing for the fiscal year 2005;

2.4 To approve the overall compensation of the Management for the fiscal year 2006;

2.5 To elect members of the Board of Directors and their respective alternates;

2.6 To elect the members of the Fiscal Council and their respective alternates; and

2.7 General Matters.

Pursuant to Article 135, paragraph 3, of Law 6.404/1976, we wish to inform that the proposal to amend the corporate Bylaws is available to shareholders at the corporate head offices and at the Company's Internet address (www.tractebelenergia.com.br).

Pursuant to the current legislation and Article 13 of the Bylaws, the shareholders must substantiate their condition as shareholders at least 72 (seventy-two) hours prior to the Meetings, through the delivery of documents substantiating entitlement to the shares of Tractebel Energia S.A., these documents to be delivered to the Company's head office during business hours.

Florianópolis, April 11 2006.
Maurício Stolle Bähr
Chairman of the Board of Directors

COMPARATIVE CHART
PROPOSAL FOR AMENDMENTS TO THE CORPORATE BYLAWS

To be submitted to the Company's 18th shareholders' EGM convened for April 26 2006

Current Bylaws	Proposed Bylaws	Justification
Art. 1. - [...] **Sole Paragraph** – With the admission of the Company to the Novo Mercado of the São Paulo Stock Exchange – BOVESPA, the Company, its shareholders, management and members of the Fiscal Council are subject to the provisions of the Listing Regulations for the Novo Mercado of the São Paulo Stock Exchange – BOVESPA.	**Art. 1.** - [...] **Sole Paragraph** – The Company, its shareholders, management and members of the Fiscal Council are subject to the provisions for the Listing Regulations for the Novo Mercado of the São Paulo Stock Exchange – BOVESPA ("Novo Mercado").	- To make the wording of this provision more direct, principally due to the fact that the Company has already signed the Participation Agreement for a listing on the Novo Mercado on November 16 2005.
Art. 13 – [...] **Sole Paragraph** – [...] **I** – the cancellation of the registration as an open capital company with the Brazilian Securities and Exchange Commission - CVM; **II** – the delisting from the Novo Mercado of the São Paulo Stock Exchange – BOVESPA; **III** – the choice of the specialized company responsible for determining the economic value of the Company for the purposes of the public offering of shares in Chapters XI and XII of these Bylaws, from among the companies nominated by the Board of Directors; and **IV** – plans to grant stock options to management and employees of the Company and of other corporations that may be controlled directly or indirectly by the Company, without preemptive rights of the shareholders.	**Art. 13** – [...] **Sole Paragraph** – [...] (clause to be eliminated) **I** – the delisting from the Novo Mercado; **II** – the choice of the institution or specialized company responsible for determining the economic value of the Company for the purposes of the public offering of shares in Chapters XI and XII of these Bylaws, from among the Companies nominated by the Board of Directors; and **III** – [...].	- Adjust the Company Bylaws to the changes arising from the adoption of to the Novo Mercado regulations as to procedures for the cancellation of the registration as an open capital Company and the delisting from the Novo Mercado (Section X and XI of the Regulations). and - To exclude the expression "from the São Paulo Stock Exchange – BOVESPA". Thus avoiding unnecessary repetition of the same in the Bylaw.
Art. 16 - The Board of Directors shall be made up of at least 5 (five) and no more than 7 (seven) members, being one Chairman of	**Art. 16** – The Board of Directors shall be made up of at least 5 (five) and no more than 9 (nine) effective members and an equal number of	- To adjust the Bylaws of the Company to the alterations arising from the Novo Mercado regulations as to the composition and term of

COMPARATIVE CHART
PROPOSAL FOR AMENDMENTS TO THE CORPORATE BYLAWS
To be submitted to the Company's 18th shareholders' EGM
convened for April 26 2006

Current Bylaws	Proposed Bylaws	Justification
the Board and the other a Vice Chairman, chosen by the shareholders pursuant to the law, with a 1 (one) year term of office, reelection being permitted.	alternates, being, among the effective members, one Chairman of the Board and other a Vice Chairman, chosen by the shareholders pursuant to the law, with a 2 (two) year term of office, reelection being permitted.	office of the Board of Directors (Section IV of the Regulations) and - To exclude the expression " of the São Paulo Stock Exchange – BOVESPA". Thus avoiding unnecessary repetition of the same in the Bylaw.
Para. 1 - One of the members of the Board of Directors shall be elected by the employees through a direct vote to be organized by the Company, the name to be ratified by the shareholders at the General Meeting.	**Para. 1** - One of the members of the Board of Directors, and his/her respective alternate, shall be elected by the employees through a direct vote to be organized by the Company, the name to be ratified by the shareholders at the General Meeting.	
Para 2 - Should a vacancy on the Board of Directors occur, the substitute shall be nominated by the remaining Directors and shall hold office until the next General Shareholders' Meeting. Should vacancies occur for the majority of positions, a General Shareholders' Meeting shall be convened for the purpose of holding a new election.	**Para 2** - Should a vacancy on the Board of Directors occur, the substitute shall be the respective effective member's alternate. In the event of the vacancy occurring for the effective member and his/her alternate, the substitute shall be nominated by the remaining Directors and shall hold office until the next General Shareholders' Meeting. Should vacancies occur for the majority of positions, a General Shareholders' Meeting shall be convened for the purpose of holding a new election.	
Para 3 - The members of the Board of Directors shall be invested in their respective positions against the signature of their respective terms of investiture, drafted to the minutes register of the Board of Directors, as well as the Instrument of Agreement pursuant to the Listing Regulations of the Novo Mercado of the São Paulo Stock Exchange – BOVESPA.	**Para 3** - The members of the Board of Directors and their respective alternates, shall be invested in the respective positions against the signature of their respective terms of investiture, drafted to the minutes register of the Board of Directors, as well as the Instrument of Agreement pursuant to the Listing Regulations of the Novo Mercado.	
(paragraph previously did not exist)	**Para 4** - Pursuant to the Listing Regulations of the Novo Mercado, at least 20% (twenty per cent) of the members of the Board of Directors, and their respective alternates, must	

Current Bylaws	Proposed Bylaws	Justification
	be independent directors. The qualification as independent directors must be declared in the minutes of the General Shareholders Meeting, which elected them.	
Art. 19 – [...] [...] **XV** – in the cases provided for in these Bylaws, to approve the preparation of semi-annual financial statements, or for lesser periods, and the distribution of interim dividends or for the account of retained profits or profit reserves, as well as the credit or payout of interest on shareholders' equity; [...]	**Art. 19** – [...] [...] **XV** –in the cases provided for in these Bylaws, to declare periodic dividends for account of profits verified in the semi-annual financial statements, or for lesser periods, for the account of retained profits or profit reserves, as well as the credit or payout of interest on shareholders' equity; [...]	- to authorize the Board of Directors to declare dividends based on the balance sheets pursuant to the new wording in paragraphs 2 and 3 of article 30 of the Bylaws, in accordance with the following proposal.
Art. 20 – On the occasion of his/her absences or incapacity, the Chairman of the Board shall be substituted by the Vice Chairman.	**Art. 20** - On the occasion of his/her absences or incapacity, the Chairman of the Board shall be substituted by his/her alternate and, in the absence of the latter, by the Vice Chairman	- Adjust this provision to article 16 in view of the provision for alternates to members of the Board of Directors.
Art. 21 - [...] [...] **Para. 2** - The members of the Board of Executive Officers shall be invested in their respective positions against the signature of the respective term of investiture, drafted to the minutes register of the Board of Executive Officers as well as the Instrument of Agreement of the Management pursuant to the Regulations for a listing on the Novo Mercado of the São Paulo Stock Exchange – BOVESPA.	**Art. 21** – [...] [...] **Para. 2** - The members of the Board of Executive Officers shall be invested in their respective positions against the signature of the respective term of investiture, drafted to the minutes register of the Board of Executive Officers as well as the Instrument of Agreement of the Management pursuant to the Regulations for a listing on the Novo Mercado.	- Solely to exclude the expression "of the São Paulo Stock Exchange – BOVESPA", thus avoiding unnecessary repetition of the same in the Bylaw.
Art. 29 – [...]	**Art. 29** – [...]	- Solely to exclude the expression "of the São Paulo Stock Exchange –

COMPARATIVE CHART
PROPOSAL FOR AMENDMENTS TO THE CORPORATE BYLAWS
To be submitted to the Company's 18th shareholders' EGM
convened for April 26 2006

Current Bylaws	Proposed Bylaws	Justification
Sole Paragraph - The members of Fiscal Council shall be invested in their respective positions against the signature of the term of investiture, drafted to the minutes register of the meetings of the Fiscal Council as well as the Instrument of Agreement of the Members of the Fiscal Council pursuant to the Listing Regulations for the Novo Mercado of the São Paulo Stock Exchange.	**Sole Paragraph** - The members of Fiscal Council shall be invested in their respective positions against the signature of the term of investiture, drafted to the minutes register of the meetings of the Fiscal Council as well as the Instrument of Agreement of the Members of the Fiscal Council pursuant to the Listing Regulations for the Novo Mercado	BOVESPA", thus avoiding unnecessary repetition of the same in the Bylaw.
Art. 30 – The fiscal year shall end on December 31 of each year and, with respect to the financial statements, shall comply with the Listing Regulations of the Novo Mercado of the São Paulo Stock Exchange – BOVESPA and the applicable legal provisions. [...] **Para. 2** - The Company may raise financial statements on June 30 of each year, being incumbent on the Board of Directors to declare dividends on the basis of such financial statements. **Para. 3** - The Company may prepare financial statements and distribute dividends in lesser periods, as long as the dividends paid in each semester of the fiscal year do not exceed the amount in the capital reserves pursuant to paragraph 1, article 182 of the Joint Stock Company Law. [...]	**Art. 30** – The fiscal year shall end on December 31 of each year and, with respect to the financial statements, shall comply with the Listing Regulations of the Novo Mercado and the applicable legal provisions. [...] **Para. 2** - The Company shall raise a semi-annual balance sheet, being incumbent on the Board of Directors to declare periodic dividends on the basis of such financial statements **Para. 3** - The Company may raise a balance sheet and distribute periodic dividends as long as the dividends paid in each semester of the fiscal year do not exceed the amount in the capital reserves pursuant to paragraph 1, article 182 of Law 6,404 of December 15 1976. [...]	- Solely to exclude the expression "of the São Paulo Stock Exchange – BOVESPA", thus avoiding unnecessary repetition of the same in the Bylaw. - It becomes mandatory for the Company to raise a six-month balance sheet. - Permits the raising of the balance sheet for lesser periods than semi-annually and the distribution of periodic dividends based on these balance sheets.
Art. 32 – The sale of the Company's control to third parties, whether through a single operation or through successive operations, may only be contracted on the	**Art. 32** - The sale of the Company's control to third parties, whether through a single operation or through successive operations, may only be contracted on the	- To adjust the Company's Bylaws to the changes effected to the Novo Mercado regulations with respect to the sale of a controlling stake in the Company (Section VIII of the

COMPARATIVE CHART
PROPOSAL FOR AMENDMENTS TO THE CORPORATE BYLAWS
To be submitted to the Company's 18th shareholders' EGM
convened for April 26 2006

Current Bylaws	Proposed Bylaws	Justification
condition, suspensive or resolutory, that the acquiring third party undertakes to effect a public offering for the acquisition of the remaining shares from the other shareholders of the Company, within a maximum term of 90 days, thereby assuring them equal treatment to that enjoyed by the divesting controlling shareholder, otherwise complying with all remaining procedures established by the São Paulo Stock Exchange – BOVESPA and the Brazilian Securities and Exchange Commission - CVM. [...]	condition, suspensive or resolutory, that the acquiring third party undertakes to effect a public offering for the acquisition of the remaining shares from the other shareholders of the Company, thereby assuring them equal treatment to that enjoyed by the divesting controlling shareholder, and otherwise complying with the conditions and terms pursuant to the prevailing legislation and the Listing Regulations of the Novo Mercado.	Regulations), and - To exclude the expression "of the São Paulo Stock Exchange – BOVESPA", thus avoiding unnecessary repetition of the same in the Bylaw.
Art. 35 – [...] **Para. 1** - In compliance with the remaining terms of the Listing Regulations of the Novo Mercado, of the São Paulo Stock Exchange, these Bylaws, and the prevailing legislation, the public offering for delisting may also allow for the exchange for securities issued by other open capital companies, to be accepted at the discretion of the offered party. **Para. 2** - The delisting must be preceded by an Extraordinary General Meeting in which specific approval is given for such a delisting.	**Art. 35** – [...] **Sole Paragraph** - In compliance with the remaining terms of the Listing Regulations of the Novo Mercado, these Bylaws, and the prevailing legislation, the public offering for delisting may also allow for the exchange of securities issued by other open capital companies, to be accepted at the discretion of the offered party. (paragraph to be eliminated)	- To adjust the Company's Bylaws to the changes arising from the Novo Mercado regulations with respect to the delisting as an open capital company (Section X of the Regulations), and - To exclude the expression "of the São Paulo Stock Exchange – BOVESPA", thus avoiding unnecessary repetition of the same in the Bylaw
Art. 36 – Should the appraisal report pursuant to article 35 not be finalized by the date of the Extraordinary General Meeting convened to approve the delisting as an open capital company, the controlling shareholder, or group of shareholders that exercise the control of the Company, must inform this meeting as to the value per share or lot of a thousand shares,	**Art. 36** – When the market is informed of the decision to proceed with the open capital company's delisting, the offerer must disclose the maximum value per share or lot of a thousand shares on which the price of the public offering shall be fixed.	- To adjust the Company's Bylaws to the changes arising from the New Market regulations with respect to the delisting as an open capital company (Section X of the Regulations).

COMPARATIVE CHART
PROPOSAL FOR AMENDMENTS TO THE CORPORATE BYLAWS
To be submitted to the Company's 18th shareholders' EGM
convened for April 26 2006

Current Bylaws	Proposed Bylaws	Justification
on which the price of the public offering shall be fixed.		
Para. 1 - The public offering shall be contingent on the value established in the appraisal report, pursuant to article 35 not exceeding the value disclosed by the controlling shareholder, or group of shareholders which hold the controlling stake in the Company, in the meeting alluded to in the caption sentence of this article.	**Para. 1** - The public offering shall be contingent on the value established in the appraisal report, pursuant to article 35 not exceeding the value disclosed by the offerer pursuant to the caption sentence of this article.	
Para. 2 - Should the value of the shares set in the appraisal report exceed the value disclosed by the shareholder, or group of shareholders maintaining a controlling stake, the approval pursuant to the caption sentence of this article shall be automatically cancelled, the widest possible disclosure to the market being given to this fact, except where the shareholder maintaining the controlling stake expressly agrees to make a public offering according to the value established in the appraisal report.	**Para. 2** - Should the value of the shares set in the appraisal report exceed the value disclosed by the offerer, the decision to proceed with the delisting of the open capital company shall be revoked, except where the offerer expressly agrees to make a public offering according to the value established in the appraisal report, the offerer being required to disclose the adopted decision to the market.	
Art. 37 – The appraisal report must be prepared by a specialized company of notorious experience, and independence with respect to the powers of decision of the Company, its management and/or controlling shareholder, as well as fulfilling all other legal requirements.	**Art. 37** – The appraisal report must be prepared by an institution or specialized company of notorious experience, and independence with respect to the powers of decision of the Company, its management and/or controlling shareholder, as well as fulfilling all other legal requirements.	- To adjust the Company's Bylaws to the changes arising from the New Market regulations with respect to the delisting of an open capital company (Section X of the Regulations).
Para. 1° – The choice of the specialized company is the exclusive responsibility of the general shareholders' meeting, and based on the Board of Directors' three candidate-list, the respective approval being taken by an absolute majority of the votes representing	**Para. 1°** – The choice of the institution or specialized company is the exclusive responsibility of the general shareholders' meeting, based on the Board of Directors' three candidate-list, the respective approval, excluding blank votes, being taken by a majority the free	

COMPARATIVE CHART
PROPOSAL FOR AMENDMENTS TO THE CORPORATE BYLAWS
To be submitted to the Company's 18th shareholders' EGM
convened for April 26 2006

Current Bylaws	Proposed Bylaws	Justification
the free float, excluding blank votes. **Para. 2°** – The costs incurred in the preparation of the appraisal report shall be borne by the shareholder or group of shareholders that exercise control of the company.	float represented at the general shareholders' meeting, which if installed upon the first calling, should have a quorum of shareholders' representing at least 20% (twenty percent) of the total free float or if installed on the second calling, a quorum of any number of shareholders representing the free float. **Para. 2°** – The costs incurred in the preparation of the appraisal report shall be borne by the offerer.	
Art. 38 – Should the Company's Extraordinary General Shareholders' Meeting approve the Company's delisting from the Novo Mercado of the São Paulo Stock Exchange - BOVESPA, the shareholder, or group of shareholders, which exercise control of the Company, must effect a public offering for the acquisition of shares pertaining to the remaining shareholders, according to the economic value of the shares as calculated in the appraisal report, (i) within a term of 90 (ninety) days, should the delisting from the Novo Mercado occur for the purposes of allowing the shares to be registered for trading outside the Novo Mercado, or (ii) within a term of 120 (one hundred and twenty) days as from the date of the General Meeting of the shareholders of the Company which approves the corporate reorganization in which the Company's shares resulting from such a reorganization are not permitted to be traded on the Novo Mercado. [...]	**Art. 38** - Should the Company's Extraordinary General Shareholders' Meeting approve the Company's delisting from the Novo Mercado in order that the securities issued by it be registered for trading outside the Novo Mercado, or should the Company's delisting from the Novo Mercado occur due to a corporate reorganization, in which the Company arising from this corporate reorganization is not accepted for trading on the Novo Mercado, the shareholder, or group of shareholders that exercise control of the Company, must effect a public offering for the acquisition of shares pertaining to the remaining shareholders, according to the economic value of the shares as calculated in the appraisal report and in compliance with the prevailing legal rules and regulations. [...]	- To adjust the Company's Bylaws to the changes arising from the Novo Mercado regulations with respect to the delisting from the Novo Mercado (Section XI of the Regulations), and - To exclude the expression "of the São Paulo Stock Exchange – BOVESPA", thus avoiding unnecessary repetition of the same in the Bylaw

COMPARATIVE CHART
PROPOSAL FOR AMENDMENTS TO THE CORPORATE BYLAWS
To be submitted to the Company's 18th shareholders' EGM
convened for April 26 2006

Current Bylaws	Proposed Bylaws	Justification
Art. 41 – The provisions in the sole paragraph of article 1, sole paragraph of article 13, in paragraph 3 of do article 16, in clause XVII of article 19, in paragraph 2 of article 21, in the sole paragraph of Article 29, in article 30, in articles 32 to 39 shall only become effective from the date of signature of the Participation Agreement in the Novo Mercado by the Company and the São Paulo Stock Exchange - BOVESPA.	(Article to be eliminated)	The maintenance of this provision in the Bylaws is no longer justified since the Company signed the Participation Agreement in the Novo Mercado on November 16 2005.